METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
September 1, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief
           Jonathan Wiggins, Staff Accountant
Re:	Transcontinental Realty Investors, Inc. (Commission File No. 001-09240; CIK No. 0000733590) — Form 10-K for the fiscal year ended December 31, 2009; Form 10-Q for the fiscal quarter ended March 31, 2010
Ladies and Gentlemen:
     On behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of TCI in response to a letter of comment from the Staff of the Securities and Exchange Commission dated August 5, 2010. Schedule 1 annexed to this letter contains the response to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of TCI at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher Executive Vice President and Chief Financial Officer Transcontinental Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

TRANSCONTINENTAL REALTY INVESTORS, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated August 5, 2010, do hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 1st day of September, 2010.

TRANSCONTINENTAL REALTY INVESTORS, INC.
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, Executive Vice President
and Chief Financial Officer

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated August 5, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009 and
Form 10-Q for the quarter ended March 31, 2010
Transcontinental Realty Investors, Inc.
Commission File No. 001-09240

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated August 5, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010 of Transcontinental Realty Investors, Inc. (the “Company” or “TCI”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Year Ended December 31, 2009
Significant Real Estate Acquisitions/Dispositions and Financings, page 6
     Comment/Observation No. 1. We note that you had sales of property to related parties and that you have deferred the gains until a sale to a third party has been consummated. Please tell us why you have deferred the gains related to these sales to third parties. Please identify the acquirer in your response. For reference see ASC 360-20-40. In addition, please tell us why you did not provide the information required by Item 404(a) of Regulation S-K with respect to these transactions.
     Response to Comment/Observation No. 1. Gains on sales to entities under common control are deferred until the subject properties are ultimately sold to an arms-length-third party or until such other event occurs allowing recognition of the gain. The Company relies on the guidance in ASC 805 “Business Combinations” by analogy, that transfers of assets between entities under common control should be at historical cost. While the Company sells or transfers assets at market values, this policy protects against the possibility that earnings and profits could be managed by buyers and sellers under common control. Therefore, when the Company sells real estate assets to an entity under common control or perceived to be a “related party,” any resulting gain is deferred. During the year ended December 31, 2009 the following sales met this criteria:

Date of			Deferred
Transfer	Property	Acquirer	Gain
April, 2009	Cullman Shopping Center	Liberty Bankers Life Insurance Company	$1,900,000
October, 2009	Valley View Office Bldg.	Heritage Guaranty Holdings, Inc.	$800,000
October, 2009	Parkway Centre	Heritage Guaranty Holdings, Inc.	$600,000
December, 2009	Bridges on Kinsey Apts.	Liberty Life Service Corporation	$1,029,600
December, 2009	Bridges on Kinsey Apts.	American Reserve Service Corporation	$1,029,600
December, 2009	Bridges on Kinsey Apts.	ARS Windchase, Inc.	$1,029,600
December, 2009	Bridges on Kinsey Apts.	Premier Loan Servicing Company, Inc.	$1,029,600
December, 2009	Bridges on Kinsey Apts.	23 West Maumelle GP, Inc.	$1,029,600
To date disclosure of information under Item 404(a) of Regulations S-K of the transaction amounts have not been material to the financial statements. When material, this information will be provided in subsequent filings.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 22
     Comment/Observation No. 2. We note your disclosure in note 11 to your Financial Statements and on page 93 regarding your director’s stock option plan. It does not appear that you have included an equity compensation plan information table as required by Item 201(d) of Regulation S-K. Please tell us why you have not provided this disclosure. Alternatively, please provide us with this disclosure and include it in future filings, as applicable.
     Response to Comment/Observation No. 2. The directors’ stock option plan was terminated on December 15, 2005. As of December 31, 2009, two options covering 10,000 shares were still outstanding, which were issued on January 1, 2005, and are exercisable through January 1, 2015 at a strike price of $14.25 per share. No additional options can be issued. The Company did not prepare the equity compensation plan information table required pursuant to Item 201(d) of regulation S-K as it is not material to the financial statements and the Plan was terminated.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
     Comment/Observation No. 3. We note your disclosure that you begin to depreciate properties once they are leased to 80%, or “stabilized,” and your disclosure on page 49 that you capitalize interest, real estate taxes, and certain operating expenses on the unoccupied portion of recently completed properties until the project achieves 80% economic occupancy. Please tell us how you determined these policies are in compliance with ASC 970-605-25 and ASC 835-20-25. In this regard, we note your disclosure on page 29 that you consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity.

     Response to Comment/Observation No. 3. ASC 970-605-25 and ASC 835-20-25 indicate that the capitalization period shall end when the asset is substantially complete and ready for its intended use and prior to the receipt of your comment letter; the Company’s policy changed as of January 1, 2010 to comply with those guidelines. The policy as of January 1, 2010 is to cease capitalization when a building is considered substantially complete and ready for its intended use, but no later than one year from the cessation of major construction. In 2009 and years prior, the policy was to cease capitalization of costs and begin depreciation, on a prorata basis, based upon the occupied portion of each completed building until 80% economic occupancy is achieved, but no later than one year from cessation of major construction activity. Company properties are aggressively marketed and leased prior to the completion of the building and it is believed that the difference between the policy adopted January 1, 2010 and the prior policy is not material to the financial statements of the respective periods.
Liquidity and Capital Resources, page 36
     Comment/Observation No. 4. We note your disclosure on page 36, which mirrors the disclosure on page 37 of your 2008 10-K, that management anticipates that your cash may not be sufficient to meet all of your cash requirements and that you have been successful in refinancing and extending a portion of your debt maturities. Considering the similarities in the disclosure, please tell us the amount of debts that were refinanced and properties that were sold in 2009 to meet your cash requirements. We also note that you have over $400 and $200 million in long-term debt coming due in 2010 and 2011, respectively, and that you have not sold any properties in the first quarter of this year. Please provide us with additional specific disclosure concerning the sources of your liquidity for the next 12 months. Also please tell us what steps you have taken to refinance your currently outstanding debt obligations. To the extent you experience similar uncertainties with your ability to meet cash requirements and obligations, please provide similar disclosure in future filings.
     Response to Comment/Observation No. 4. As disclosed in the 2008 10-K, there were note payables in the amount of $287 million that were due to mature in 2009, all of which were paid off, refinanced or extended prior to December 31, 2009. There were proceeds from the sale of income-producing properties of $34.6 million and land of $36.3 million in 2009, as disclosed starting on page 51 of the 2009 10-K and the Consolidated Statement of Cash Flows on page 45, which were used to assist in meeting cash flow requirements.
With respect to the long term debt maturing in 2010 and 2011, to date the Company has received approximately $65 million in proceeds from the sale of income-producing properties and land and from those proceeds has used $42 million to pay off the existing lenders. The Company have modified and extended $113 million in debt to a 2012 or 2013 maturity date. In addition, there is $66 million in monthly principal and interest payments, due in 2010 on long term debt, which has been paid or will be paid within the current year, during the normal course of events. The Company also has $51 million in loans that are in the process of finalizing extensions and $85 million in loans which are not yet due, but the Company anticipates will be extended as they become due. There is $57 million of debt that has matured that has not yet been formally extended. The Company continues to review these loans with the existing lenders and believes that the majority of these loans will be formally extended. The Company has reviewed the carrying values of each of the properties underlying the debt and believes that it has provided sufficient impairment reserves, with respect to these properties, should the Company not succeed in not extending the loans. The Company anticipates a similar result for the debt that will become due in 2011 and has no reason to believe that the same results are not achievable as in 2009 and 2010.

     Comment/Observation No. 5. On page 36, we note the reference to the “significant receivable due from affiliated entities.” To the extent the noted disclosure refers to receivables other than those disclosed in note 3 on page 53, please provide us with additional information regarding such receivables. In future filings, please address your related party receivables in your Item 404 of Regulation S-K disclosure. Also, please tell us your basis for not filing the agreements related to the related party receivables as exhibits.
     Response to Comment/Observation No. 5. The noted disclosure on Page 36 of “significant receivable due from affiliated entities” corresponds to the disclosure on Page 53 under Note 3 “Notes and Interest Receivable.” There are no other items other than those disclosed in Note 3. In future filings we will address the related party receivables in an Item 404 of Regulation S-K disclosure. Most of the Notes described in Note 3 have been outstanding for more than one year. The basis for not filing the “agreements” which in fact are promissory notes, which are the related party receivables as exhibits to the Form 10-K is that it is believed that none individually rise to the level of a “Material Contract” required to be filed under Item 601 of Regulation S-K. All such promissory notes generally contain standard terms for the category involved and bear an interest rate related to the perceived risks involved. With respect to amounts due from or to Prime, the Advisory Agreement is listed as an exhibit and incorporated by referenced to its original filing.
Consolidated Statements of Operations, page 43
     Comment/Observation No. 6. Please tell us how you have complied with the provisions of ASC 810-10-50-1A(b). In this regard, we note that the amounts disclosed under the section “Amounts attributable to Transcontinental Realty Investors, Inc.” appear to include amounts attributable to noncontrolling interest.
     Response to Comment/Observation No. 6. ASC 810-10-50-1A(b) requires that separate disclosure be made of, the amounts attributable to the parent for income from continuing operations, discontinued operations and extraordinary items for the amounts listed as non-controlling interest. In future filings, the components of such amounts will be appropriately disclosed. In response to the comment regarding the fact that “Amounts attributable to the Transcontinental Realty Investors, Inc.” appear to include amounts attributable to non-controlling interest; the parenthesis were mislabeled and subsequently corrected in Exhibit A and will be corrected going forward in all future filings. The amounts and calculations were correct, as represented in the Consolidated Statements of Operations on page 43.
Consolidated Statements of Shareholders’ Equity, page 44
     Comment/Observation No. 7. Please revise here and in your consolidated statements of cash flows in future filings to disclose the types of transactions included in current line items “changes in controlling interest” and “changes in non-controlling interest.” Refer to ASC 810-10-50-1A(c). In addition, please tell us how you have complied with the provisions of ASC 810-10-50-1A(d). Provide us with your proposed disclosures.
     Response to Comment/Observation No. 7. Future filings will be revised, pursuant to ASC 810-10-50-1A(c), to expand on the detail related to the changes in non-controlling and controlling interests on the Consolidated Statements of Shareholders’ Equity and Consolidated Statement of Cash Flows. Pursuant to ASC 810-10-50-1A(d), it is believed that the changes to the non-controlling interests were not material to the financial statements. Future filings will be revised, to provide additional disclosure as requested, on any change in a parent’s ownership interest in a subsidiary on the equity attributable to the parent.

Notes to Financial Statements, page 47
Note 1. Organization and Summary of Significant Accounting Policies, page 47
     Comment/Observation No. 8. Please tell us how you determined it was appropriate to record the acquisition of additional shares of Income Opportunity Realty Investors, Inc. in July 2009 at historical cost with deferred income of $35 million, and cite the authoritative literature upon which you relied. If you have determined that this was a transaction of entities under common control please tell us how you arrived at that conclusion and please identify the related party in your response.
     Response to Comment/Observation No. 8. The response below is substantially the same as the response by the parent company, American Realty Investors, Inc. (“ARL”), in their response letter dated January 21, 2010 to Comment/Observation No. 10 of their SEC Comment Letter dated December 31, 2009. Comment No. 8 appears to be asking the same question of TCI. ARL received no additional questions/comments related to the transaction after submitting their response.
At December 31, 2008, as reflected on Page 3 under “Item 1. Business,” third paragraph of the Company’s 2008 Form 10-K, Syntek West, Inc. (“SWI”), which is owned by Gene E. Phillips, owned and held a 20% interest in “PIAMI,” the sole member of “Prime” which is the Company’s contractual advisor. The result is that SWI is considered to be a “related party” for accounting purposes. Additional similar disclosures are made throughout the Company’s 2008 Form 10-K. The balance of 80% of PIAMI is owned at December 31, 2008 by Realty Advisors, Inc. (“RAI”) through its sole membership in Realty Advisors, LLC, a Nevada limited liability company (“RALLC”). RAI is in turn owned by a trust for the benefit of the children of Gene E. Phillips (the “Trust”). Mr. Phillips was a settlor of, and may be a representative of, the Trust which, due to that relationship and his ownership of 100% of SWI requires that he be deemed to be a “related party” for financial reporting purposes. During the first quarter of 2009, RALLC and SWI engaged in an exchange transaction, pursuant to which the 20% of PIAMI held by SWI was exchanged to RALLC for certain securities issued by SWI (preferred stock). The effect of such transaction resulted in RALLC owning 100% of PIAMI. However, by virtue of such transaction, Mr. Phillips ownership of 100% of SWI and Mr. Phillips position as a “settlor” and possible representative of the Trust, SWI and Mr. Phillips each continue to be considered to be a “related Party” for financial reporting purposes (i.e. a transaction between persons who may not have an arms-length relationship).
The Company’s acquisition of a controlling interest in IOT was accounted for under FASB ASC 805 as an acquisition. The Company’s conservative fair valuation of IOT assets and liabilities at the acquisition date approximated IOT’s book value. In that the consideration transferred plus the carrying cost of our previous investment is less that the estimated fair value of the net assets received, less the non-controlling interest, a bargain purchase was recognized. Since the seller (Syntek West, Inc.) is considered to be a related party, the gain was deferred until IOT’s assets and liabilities are sold to or settled with third parties.
Directors, Executive Officers and Corporate Governance, page 85
     Comment/Observation No. 9. In future filings, please provide the information required by Item 401(c) for each of your directors.
     Response to Comment/Observation No. 9. Page 86 of the Company’s Form 10-K for 2009 discloses the background information on each director to the same extent as the officers listed on Pages 88-89. However, with respect to Item 401(c) for each director, while we believe that disclosure of all pertinent information required has been made, any additional disclosures, if necessary, will be made in future filings.

Executive Compensation, page 92
     Comment/Observation No. 10. We note your disclosure on page 93 that each of your directors are entitled to receive compensation in the amount of $30,000 per year as well as additional fees for committee meetings attended and special services. We also note that your independent directors are entitled to received 5,000 stock options on January 1 of each year. In future filings, please provide the director compensation table required by Item 402(k) of Regulation S-K.
     Response to Comment/Observation No. 10. Please read the next-last sentence in the paragraph which states “The Director’s Plan was terminated by the Board of Directors on December 15, 2005.” Directors are no longer entitled to receive stock options. Information which could be included in a table under Item 402(b) of Regulation S-K is included in the table under Item 12 captioned “Security Ownership of Management.”
Exhibits
     Comment/Observation No. 11. It appears that you have not filed your directors stock option plan as an exhibit to your Form 10-K. Please file this agreement as an exhibit or advise us as to why it is not material to investors.
     Response to Comment/Observation No. 11. As the Directors Stock Option Plan was terminated on December 15, 2005, it is no longer a “Material Contract” to be filed as an exhibit on annual or other periodic basis.
Form 10-Q for the Period Ended March 31, 2010
Item 4T. Controls and Procedures, page 25
     Comment/Observation No. 12. We note your disclosure regarding your officers’ conclusions about the effectiveness of disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition. Please provide us with your proposed disclosure.
     Response to Comment/Observation No. 12. The language may have omitted a line in typing. The Company did not intend to imply any limitation on the scope of the conclusion. In future filings, the following language will appear as applicable:
     “Item 4.T Controls and Procedures
     Based on an evaluation by our management (with the participation of our Principal Executive Officer and Principal Financial Officer), as of the end of the period covered by this report, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosures.
     There has been no change in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

EXHIBIT A
TRANSCONTINENTAL REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years ended December 31,
	2009	2008	2007
	(dollars in thousands, except share and per share amounts)
Revenues:
Rental and other property revenues (including $3,115 and $2,753 and $2,211 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	$151,647	$138,337	$123,704

Expenses:
Property operating expenses (including $2,081 and $1,938 and $1,939 for year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	85,087	86,237	74,294
Depreciation and amortization	29,098	24,377	21,118
General and administrative (including $3,733 and $4,372 and $3,409 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	11,063	10,349	8,515
Provision on impairment of notes receivable and real estate assets	42,513	7,417	3,686
Advisory fee to affiliate	11,903	12,064	10,704

Total operating expenses	179,664	140,444	118,317

Operating income (loss)	(28,017)	(2,107)	5,387

Other income (expense):
Interest income (including $4,265 and $1,052 and $3,600 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	5,407	3,227	2,730

Other income	3,631	3,918	2,278
Mortgage and loan interest (including $2,566 and $2,729 and $603 for the year ended 2009 and 2008 and 2007 respectively from affiliates and related parties)	(70,157)	(73,053)	(65,813)
Earnings from unconsolidated subsidiaries and investees	(451)	(1,096)	1,502
Involuntary conversion	—	—	34,771
Litigation Settlement	356	—	—

Total other expenses	(61,214)	(67,004)	(24,532)

Loss before gain on land sales, non-controlling interest, and tax	(89,231)	(69,111)	(19,145)
Gain on land sales	6,296	4,798	11,956

Loss from continuing operations before tax	(82,935)	(64,313)	(7,189)
Income tax benefit (expense)	1,180	33,441	8,186

Net income (loss) from continuing operations	(81,755)	(30,872)	997

Discontinued operations:

Loss from discontinued operations	(162)	(8,368)	(5,435)
Gain on sale of real estate from discontinued operations	3,524	104,411	20,919
Income tax expense from discontinued operations	(1,180)	(33,616)	(5,420)

Net income (loss)	(79,573)	31,555	11,061
Net (income) loss attributable to non-controlling interest	(125)	654	50

Net income (loss) attributable to Transcontinental Realty Investors, Inc.	(79,698)	32,209	11,111
Preferred dividend requirement	(1,023)	(975)	(925)

Net income (loss) applicable to common shares	$(80,721)	$31,234	$10,186

Earnings per share — basic
Gain (loss) from continuing operations	$(10.22)	$(3.86)	$0.02
Discontinued operations	0.27	7.72	1.26

Net income (loss) applicable to common shares	$(9.95)	$3.86	$1.28

Earnings per share — diluted
Gain (loss) from continuing operations	$(10.22)	$(3.86)	$0.01
Discontinued operations	0.27	7.72	1.23

Net income (loss) applicable to common shares	$(9.95)	$3.86	$1.24

Weighted average common share used in computing earnings per share	8,113,669	8,086,640	7,953,676
Weighted average common share used in computing diluted earnings per share	8,113,669	8,086,640	8,188,602

Amounts attributable to Transcontinental Realty Investors, Inc.
Income (loss) from continuing operations	$(81,755)	$(30,872)	$997
Income from discontinued operations	2,182	62,427	10,064

Net income (loss)	$(79,573)	$31,555	$11,061

The accompanying notes are an integral part of these consolidated financial statements.